

Jonah Fialkow
CEO at Bracketology
1mo •

48 hours ago, we launched our Wefunder Crowdfund campaign.

I am blown away by the support of and belief in Bracketology. My dream has always been to build a company that provides the world with more meaningful connections, especially through entertainment. The money we raise will allow us to expand from fantasy games for just The Bachelor franchise to other shows like Survivor, The Voice, AGT, etc.

The community aspect of the platform and company is essential to us, and before we take institutional money, we wanted to open up the opportunity to friends, family, and our user base to get involved and grow with us on this journey.

You can find more information and become a part-owner of Bracketology here: https://lnkd.in/eNkr9UFF

If you have any questions, comments, and/or feedback, please don't hesitate to reach out. Thank you for your continued support: I know what we are building is special, and I hope you join us.

(Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

#community #thankyou #entertainment #crowdfunding #opportunity #startup


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Bracketology

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1mo •

We are completely blown away by the support and belief in our ability to expand into the largest centralized platform for fantasy reality TV gaming.

There is still plenty of time to join the momentum and become a part-owner of Bracketology. More information can be found on our WeFunder profile here: https://lnkd.in/eF3rBEa7

(Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

#crowdfunding #gaming #bracketology #startup

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David Pawlan • 1st
🌎Digital Nomad // Forbes Tech Council
1mo • Edited •

In 2019, I met four inspiring women working on a passion project: Bach Bracket (think fantasy football but for The Bachelor). I was instantly drawn in.

Fast forward to today and the 🌹 Bach Bracket 🌹 community has grown to almost 600,000!

I'm honored to have joined this incredible team and now, as **Bracketology** (owner of Bach Bracket), we are ready to expand into other reality TV shows: Survivor, Big Brother, The Voice, etc.

This is a ~journey~ that wouldn't have been possible without our users, friends, and family, so we wanted to open the opportunity for anyone to invest, join the momentum, and become part-owners of Bracketology:
https://lnkd.in/eq9vMwrn

Just one week into our Crowdfund and we already have raised over $115k! The excitement and support has been incredibly humbling. There is still plenty of time to join the momentum, and more information can be found on our WeFunder profile.

Feel free to reach out to me with any questions, comments, or feedback!

Shoutout team Bracketology (Jonah Fialkow Caleb DeRuiter Kaitlyn Hurley Jessica Dahlstrum Mary Roberts Lexi Later), **Aloa**, **Onix-Systems**, 1871, Wefunder and the countless more individuals who have supported us throughout!

If you know any VCs or Angels interested in investing formally, please feel free to comment below or intro!

(Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)
#crowdfunding #startups #fantasy #realitytv #gaming #fundraising

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🇺🇸 **America's largest centralized platform for reality TV fantasy gaming!** 🎥



Caleb DeRuiter • 1st
Associate Product Manager at Medline Industries, Inc.
1mo •

Less than a year ago I joined the team at Bracketology (owner of Bach Bracket) to help bring fantasy sports for reality TV to the next level. It's been an awesome journey so far, and we are only getting started!

On Monday, we launched our Wefunder Crowdfund campaign and have raised over half of our $200k goal so far!!

What's Wefunder? Wefunder is a community based platform that allows startups to receive crowdfunding based investment before going to institutional investors.

The community aspect of the platform and company is essential to us, and before we take institutional money, we wanted to open up the opportunity to friends, family, and our user base to get involved and grow with us on this journey.

We have been blown away by the support of and belief in Bracketology. Our dream is to build a company that provides the world with more meaningful connections through entertainment (and a little bit of friendly competition 😁). The money we raise will allow us to expand from fantasy games for just The Bachelor franchise to other shows like Survivor, The Voice, AGT, etc.

You can find more information and become a part-owner of Bracketology here: https://lnkd.in/eNkr9UFF

If you have any questions, comments, and/or feedback, please don't hesitate to reach out. Thank you for your continued support: I know what we are building is special, and I hope you join us.

(Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

#community #thankyou #entertainment #crowdfunding #opportunity #startup



Kaitlyn Hurley · 1st
Account Director | Client Services at Wpromote
1mo ·

I rarely post updates on LinkedIn, but if this isn't the place to celebrate entrepreneurial wins, I don't know what is. We have VERY BIG NEWS!

Many of you have followed the Bach Bracket over the years since we founded it in 2016, so we wanted you to be the first to hear that we are expanding Bach Bracket into **Bracketology**!

We currently only offer fantasy games for The Bachelor franchise, but with this expansion, we're building the first centralized platform for fantasy gaming of reality TV. Think fantasy football/March Madness for shows like Survivor, AGT, Big Brother, Love Island, etc.

Before we take institutional money from investors, we're opening up an equity crowdfunding campaign to kick off our fundraising. For as little as $100, you can own your own share of Bracketology, supporting our scrappy little team, and if things go as planned, earning money along the way!

If you are interested in becoming a part-owner of Bracketology, here is the link: **https://lnkd.in/e5JeXnE3**

This friends and family stage of the Crowdfund is important to get the momentum going for when we launch it publicly on Friday! (Also, you won't get charged yet, this is the reservation stage and then you'll get a notification to submit your $$ (or not) once our Reg CF goes through!)

More info can be found on that WeFunder link or let me know if you have any questions. Please share with anyone else you think might be interested! Appreciate the support and hope you come along for the ~journey~

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Mary Roberts • 1st
Director of Media Strategy at Wpromote
1mo •

We are incredibly excited to share some big news!

Many of you have followed Bach Bracket over the years, and so we wanted you to be the first to hear that we are expanding Bach Bracket into Bracketology!

We currently only offer fantasy games for The Bachelor franchise, but with this expansion, we're building the first centralized platform for fantasy gaming of reality TV. Think fantasy football/March Madness for shows like Survivor, AGT, Big Brother, Love Island, etc.

Before we take institutional money from investors, we're opening up an equity crowdfunding campaign to kick off our fundraising. For as little as $100, you can own your own share of Bracketology, supporting our scrappy little team, and if things go as planned, earning money along the way!

If you are interested in becoming a part-owner of Bracketology, here is the link: https://lnkd.in/gaZswhUU

You won't get charged yet, this is the reservation stage and then you'll get a notification to submit your $$ (or not) once our Reg CF goes through!

More info can be found on that WeFunder link or let me know if you have any questions! Appreciate the support and hope you come along for the ~journey~ 🌹

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
Here are some more FAQs for the curious/skeptical!
https://help.wefunder.com/...



Kaitlyn Hurley is 😆 feeling excited with **Jonah Fialkow** and **3 others**.

March 14 ·

Hey hey, friends & family. We have VERY BIG NEWS!

Many of you have followed Bach Bracket over the years, and so we wanted you to be the first to hear that we are expanding Bach Bracket into Bracketology!

We currently only offer fantasy games for The Bachelor franchise, but with this expansion, we're building the first centralized platform for fantasy gaming of reality TV. Think fantasy football/March Madness for shows like Survivor, AGT, Big Brother, Love Island, etc.

Before we take institutional money from investors, we're opening up an equity crowdfunding campaign to kick off our fundraising. For as little as $100, you can own your own share of Bracketology, supporting our scrappy little team, and if things go as planned, earning money along the way!

If you are interested in becoming a part-owner of Bracketology, here is the link: https://wefunder.com/bracketology/

This friends and family stage of the Crowdfund is important to get the momentum going for when we launch it publicly on Friday! (Also, you won't get charged yet, this is the reservation stage and then you'll get a notification to submit your $$ (or not) once our Reg CF goes through!)

More info can be found on that WeFunder link or let me know if you have any questions! Appreciate the support and hope you come along for the ~journey~ 🌹

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Here are some more FAQs for the curious/skeptical!
https://help.wefunder.com/...



David Pawlan

March 21 ·

Hello friends!

For those that don't know, I recently got involved with Bracketology.tv, owner of Bach Bracket (think fantasy football but for The Bachelor). With a Bach Bracket community of almost 600,000, we're ready to expand into other reality TV shows: Survivor, Big Brother, The Voice, etc.

This is a ~journey~ that wouldn't have been possible without our users, friends, and family, so we wanted to open the opportunity for anyone to invest, join the momentum and become part-owners of Bracketology: https://wefunder.com/bracketology

Just one week into our Crowdfund and we already have raised over $100k! The excitement and support has been incredibly humbling. There is still plenty of time to join the momentum, and more information can be found on our WeFunder profile.

Feel free to reach out to me with any questions, comments, or feedback!

(Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

INVEST IN BRACKETOLOGY

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🇺🇸 America's largest centralized platform for reality TV fantasy gaming! 🎥

Jonah Fialkow is 😊 feeling motivated.
March 16 · 🌐

Hey everyone, I've got some exciting news. For those who don't know, I quit my job in October to join the Bach Bracket team and become the CEO. Our goal is to expand from a platform that provides fantasy games for just The Bachelor franchise shows to the largest platform for centralized fantasy reality TV gaming, including Survivor, The Voice, Big Brother, etc.

On Monday, we launched Bracketology's Crowdfunding campaign to give our friends, family, and users an opportunity to invest in and become part-owners of Bracketology, and the support has completely blown us away.

There is still plenty of time to join the momentum, and more information can be found on our WeFunder profile here: https://wefunder.com/bracketology

Feel free to reach out to me with any questions, comments, or feedback, and I sincerely thank you all for your continued support. I hope you join us on our expansion journey.

(Disclaimer: We are ‘testing the waters’ to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.)

INVEST IN BRACKETOLOGY

Share

America’s largest centralized platform for reality TV fantasy gaming!

[bracketology]™

EARLY BIRD TERMS: $17,775 LEFT

$82,225

reserved of a $200,000 goal

INVEST
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Bach Bracket <info@bachbracket.com>
to me ▾

Mon, Mar 14, 1:24 PM

[bracketology]

Grow your Investment as you Play!

We are super excited to announce that Bach Bracket, now Bracketology, is expanding! Have you ever wished that Bach Bracket existed for some of your other favorite shows like Survivor or Big Brother?

We created Bach Bracket to provide a platform of connection surrounding our favorite television franchise. This community aspect is essential to us, and it's why we have continued to run Bach Bracket without taking a salary or profit for the past 5 years.

Having said that, before we accept Venture Capital money, we are giving our amazing users the opportunity to grow with us and are opening up a Crowdfunding raise. For as little as $100, you can invest in and own a part of Bracketology!

Here is an overview of the opportunity:

- 580,000 people have used Bach Bracket since 2016, with no funding, no full-time employees, and $0 spent on user acquisition
- Reality TV has 2x the programming market share of sports. We all know how big fantasy sports are, and there is no centralized platform that exists for fantasy reality TV
- This round of funding will go toward development (of new show platforms, more features to Bach Bracket, and a mobile app down the road) and expanding the Bracketology team

For more information, please check out our WeFunder profile. We would like to drive as much momentum as possible through the next week or two, and **"Early-bird" investors (participants in the Crowdfund of the first $50,000) will get better terms on their investment.**

THANK YOU for helping us get to where we are today; it wouldn't have happened without each and every one of you. This is just the beginning and we hope you will come along for the ~journey~.

(Disclaimers: $100 minimum to hold equity is set by the WeFunder platform and isn't modifiable. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Reserve Your Spot as an Owner of Bracketology

Bach Bracket <info@bachbracket.com> Move to Inbox

to me

Tue, Mar 22, 1:16 PM

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Join the Momentum. Become a Part-Owner!



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Terms will be decided later

We are blown away by the amount of support we have received since launching our Crowdfund last Monday, 3/14. If you haven't yet heard, Bach Bracket is becoming Bracketology - we're expanding into Survivor, The Voice, Big Brother, etc, to create a single platform for all fantasy reality TV gaming.

There is still plenty of time to join our Crowdfunding raise and watch your investment grow as you play our fantasy games. For as little as $100, you can invest in and own a part of Bracketology! The amount of money you invest will be proportional to the equity you receive. Larger investments will get more equity and more additional perks.

Here is an overview of the opportunity:

- $109,000 raised from Bach Bracket community in just one week
- 580,000 people have used Bach Bracket since 2016, with no funding, no full-time employees, and $0 spent on user acquisition
- Reality TV has 2x the programming market share of sports. We all know how big fantasy sports are, and there is no centralized platform that exists for fantasy reality TV
- This round of funding will go toward development (of new show platforms, more features to Bach Bracket, and a mobile app down the road) and expanding the Bracketology team

For more information, please check out our WeFunder profile.

We sincerely thank you for your support of and belief in our goal, and please feel free to reach out with any questions/comments/feedback.

(Disclaimers: $100 minimum to hold equity is set by the WeFunder platform and isn't modifiable. We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.